UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2006

Thomas B. Shropshire, Jr., Esq.
Linklaters
One Silk Street
London EC2Y 8HQ
England

Re: Offer by AstraZeneca PLC for all Ordinary Shares, including Ordinary Shares represented by ADSs, of Cambridge Antibody Technology Group plc
Incoming Letter dated May 23, 2006
Division of Corporation Finance File No. 005-79252
Division of Market Regulation File No. TP 06-69

Dear Mr. Shropshire:

We are responding to your letter dated May 23, 2006 to Mauri L. Osheroff, Brian V. Breheny and Mara L. Ransom in the Division of Corporation Finance and James Brigagliano in the Division of Market Regulation. A copy of your correspondence is attached. By doing this, we avoid having to recite or summarize the facts set forth in your letter. Each defined term in this letter has the same meaning as in your May 23, 2006 correspondence, unless otherwise indicated.

Based on the representations in your May 23, 2006 letter but without necessarily concurring in your analysis, the United States Securities and Exchange Commission (Commission) hereby grants exemptions from:

- Rule 14d-10(a)(2) under the Securities Exchange Act of 1934 (Exchange Act). The exemption from Rule 14d-10(a)(2) is granted to permit AstraZeneca to offer Loan Notes to non-U.S. persons as an alternative to the cash consideration.

- Rule 14d-11 under the Exchange Act. The exemption from Rule 14d-11 is granted to permit AstraZeneca to keep the Subsequent Offering Period open for a period of up to three months from the date the Offer is declared unconditional in all respects, in accordance with U.K. law and practice as described in your incoming letter.

- Rules 14d-11(c) and (e) under the Exchange Act. The exemption from Rule 14d-11(c) is granted to permit AstraZeneca to begin the Subsequent Offering Period while payment for securities tendered during the Initial Offer Period is being made, in accordance with U.K. law and practice. The exemption from Rule 14d-11(e) is to permit AstraZeneca to accept and begin payment for securities tendered during the Subsequent Offering Period in accordance with U.K. law and practice.

Based on the representations in your May 23, 2006 letter but without necessarily concurring in your analysis, the Commission hereby grants an exemption from Rule 14e-5 under the Exchange Act to permit the Prospective Purchasers to purchase Ordinary Shares outside the Offer, particularly in light of the following facts:

- The Offer is required to be conducted in accordance with the City Code as well as the rules and regulations of the UK Listing Authority and the LSE ("Listing Rules");
- CAT, a public limited company incorporated under the laws of England and Wales, is a "foreign private issuer," as defined in Rule 3b-4(c) under the Exchange Act;
- Any purchases of Ordinary Shares of CAT by the Prospective Purchasers will be subject to the City Code; and
- The existence of the Memorandum of Understanding on Exchange of Information between the Commission and the United Kingdom Department of Trade and Industry in Matters Relating to Securities and the United States Commodity Futures Trading Commission and the United Kingdom Department of Trade and Industry in Matters Relating to Futures dated September 25, 1991.

The Commission grants this exemption from Rule 14e-5 under the Exchange Act to permit the Prospective Purchasers to purchase or arrange to purchase Ordinary Shares otherwise than pursuant to the Offer, subject to the following conditions:

1. No purchases or arrangements to purchase Ordinary Shares, otherwise than pursuant to the Offer, shall be made in the United States;
2. The Offer Document shall disclose prominently the possibility of, or the intention to make, purchases of Ordinary Shares by the Prospective Purchasers during the Offer;
3. The Prospective Purchasers shall disclose in the United States information regarding purchases of Ordinary Shares to the extent such information is made public in the United Kingdom pursuant to the City Code;
4. The Prospective Purchasers shall comply with any applicable rules under the United Kingdom law including the City Code and Listing Rules;
5. The Prospective Purchasers shall provide to the Division of Market Regulation ("Division"), upon request, a daily time-sequenced schedule of all purchases of Ordinary Shares made by any of them during the Offer, on a transaction-by-transaction basis, including:

   a. size, broker (if any), time of execution, and price of purchase; and

   b. if not executed on the LSE, the exchange, quotation system, or other facility through which the purchase occurred;

6. Upon the request of the Division, the Prospective Purchasers shall transmit the information as specified in paragraphs 5.a. and 5.b. above to the Division at its offices in Washington, D.C. within 30 days of its request;

7. The Prospective Purchasers shall retain all documents and other information required to be maintained pursuant to this exemption for a period of not less than two years from the date of the termination of the Offer;

8. Representatives of the Prospective Purchasers shall be made available (in person at the offices of the Division in Washington, D.C. or by telephone) to respond to inquiries of the Division relating to their records; and

9. Except as otherwise exempted herein, the Prospective Purchasers shall comply with Rule 14e-5.

Based on the representations in your letter dated May 23, 2006, but without necessarily concurring in your analysis, the staff of the Division of Corporation Finance will not recommend enforcement action to the Commission pursuant to the following regulatory provisions if the Offers are conducted as described in your letter:

- Rule 14e-1(c) under the Exchange Act. The no-action position taken under Rule 14e-1(c) is to allow AstraZeneca to pay for or return tendered ordinary shares or ADSs according to U.K. law and practice, which, in the case of payment, may take up to 14 calendar days after the expiration of the Offer.

- Rule 14d-4(d) under the Exchange Act. The no-action position taken under Rule 14d-4(d) is to allow AstraZeneca to terminate the Initial Offer Period and thereby end withdrawal rights before the scheduled expiration of a voluntary extension of the Initial Offer Period, so long as at the time withdrawal rights terminate (i) the Initial Offer Period has been open for at least 20 U.S. business days; and (ii) all Offer conditions have been satisfied or waived, as described in your incoming letter and in accordance with the Commission's interpretive guidelines set forth in Section II.B of Release No. 33-7759 (January 24, 2000).

The foregoing exemptions and no-action positions are based solely on the representations and the facts in your letter dated May 23, 2006, as supplemented by telephone conversations with the Commission staff. The relief is strictly limited to the application of the rules listed above to this transaction. You should discontinue this transaction pending further consultations with the staff if any of the facts or representations set forth in your letter change.

We also direct your attention to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 9(a), 10(b) and 14(e) of the Exchange Act and Rule 10b-5 thereunder. The participants in the transaction must comply with these and any other applicable provisions of the federal securities laws. The Divisions of Corporation Finance and Market Regulation express no view on any other questions that may be raised by the proposed transaction, including but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the proposed transaction.

For the Commission,
By the Division of Corporation Finance,
Pursuant to delegated authority,

Mauri L. Osheroff
Associate Director, Regulatory Policy
Division of Corporation Finance

For the Commission,
By the Division of Market Regulation
Pursuant to delegated authority,

James A. Brigagliano
Acting Associate Director
Division of Market Regulation

Attachments

Linklaters

One Silk Street
London EC2Y 8HQ
Telephone (44-20) 7456 2000
Facsimile (44-20) 7456 2222
Group 4 Fax (44-20) 7374 9318
DX Box Number 10 CDE
Direct Line (44-20) 7456 3223
Direct Fax (44-20) 7456 2222
tom.shropshire@linklaters.com

Ms. Mauri Osheroff
Associate Director, Regulatory Policy
Division of Corporation Finance

Mr. Brian V. Breheny
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance

Ms. Mara L. Ransom
Special Counsel, Office of Mergers and Acquisitions
Division of Corporation Finance

Mr. James A. Brigagliano
Acting Associate Director, Office of Trading Practices and Processing
Division of Market Regulation

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

May 23, 2006

Our Ref TBS

Recommended Cash Offer by AstraZeneca PLC for Cambridge Antibody Technology Group plc

Ladies and Gentlemen,

We are writing on behalf of AstraZeneca PLC, a public limited company incorporated under the laws of England and Wales, and its wholly-owned subsidiary, AstraZeneca UK Limited, a limited company incorporated under the laws of England and Wales (collectively with AstraZeneca PLC, "**AstraZeneca**"). On May 15, 2006 (the "**Announcement Date**"), AstraZeneca, announced its intention to make a cash tender offer (the "**Offer**") for all the outstanding ordinary shares, nominal value 10 pence sterling per share (the "**Ordinary Shares**"), of Cambridge Antibody Technology Group plc, a public limited company incorporated under the laws of England and Wales ("**CAT**"), and all the American Depositary Shares (the "**ADSs**") evidencing Ordinary Shares. In the announcement, the board of directors of CAT have stated that they intend unanimously to recommend that CAT shareholders accept the Offer. AstraZeneca currently anticipates commencing the Offer, within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), on May 23, 2006.

In this letter, we respectfully request that the Securities and Exchange Commission (the "**Commission**") grant exemptive relief from (i) Rule 14d-11 under the Exchange Act, so as to permit AstraZeneca, under certain circumstances, to keep the Subsequent Offering Period (as defined below) open for a period of up to three months from the date the Offer is declared unconditional in all respects, (ii) Rules 14d-11(c) and (e) under the Exchange Act to permit AstraZeneca to pay for and return Ordinary Shares and ADSs tendered during the Subsequent Offering Period in accordance with the City Code (as defined below), (iii) Rule 14d-10(a)(2) under the Exchange Act to permit AstraZeneca to issue loan notes (the "**Loan Notes**") to CAT shareholders located outside the United States in accordance with Rule 903 of Regulation S under the Securities Act of 1933, as amended (the "**Securities Act**") and (iv) Rule 14e-5 under the Exchange Act to permit purchases of, or arrangements to purchase, Ordinary Shares by or on behalf of AstraZenca otherwise than pursuant to the Offer, subject to the restrictions set out below.

In addition, we are herein requesting that the staff of the Division of Corporation Finance confirm that it will not recommend that the Commission take enforcement action against AstraZeneca: (i) under Rule 14e-1(c) under the Exchange Act, if AstraZeneca pays for and returns tendered Ordinary Shares or ADSs during the Initial Offer Period (as defined below) and Subsequent Offering Period in accordance with the City Code (as defined below); and (ii) under Rule 14d-4(d) under the Exchange Act, if AstraZeneca terminates the Initial Offer Period and thereby terminates withdrawal rights before the scheduled expiration of any voluntary extension of the Initial Offer Period, so long as the following conditions are met: (a) the Initial Offer Period has been open for at least 20 U.S. business days and (b) all conditions of the Offer have been satisfied or waived.

Background

Cambridge Antibody Technology Group plc

CAT is headquartered in Cambridge, England and is a "foreign private issuer" as defined in Rule 3b-4(c) under the Exchange Act. CAT is a biopharmaceutical company focused on the discovery and drug development of human monoclonal antibodies as new treatments for human disease. The majority of CAT's revenue is generated from (i) royalties received from third parties and (ii) license fees. For the fiscal year ended September 30, 2005 and calculated in accordance with generally accepted accounting principles in the United Kingdom, CAT had turnover of approximately £49.2 million, a net loss of approximately £1.6 million, total assets of approximately £214.7 million and net assets of £159.4 million. CAT currently employs approximately 290 people worldwide.

CAT's Ordinary Shares and ADSs are registered with the Commission pursuant to Section 12(g) of the Exchange Act. The Ordinary Shares are admitted to the Official List of the U.K. Listing Authority (the "**UKLA**") and trade on the London Stock Exchange (the "**LSE**"), which is the principal trading market for the Ordinary Shares. The ADSs, which are represented by American Depositary Receipts ("**ADRs**"), are quoted on NASDAQ (symbol: CATG). Each ADS evidences one Ordinary Share.

AstraZeneca PLC

AstraZeneca PLC is headquartered in London, England and is a "foreign private issuer" as defined in Rule 3b-4(c) under the Exchange Act. AstraZeneca PLC is one of the world's leading pharmaceutical companies, dedicated to the discovery, development, manufacturing and marketing of high quality, effective prescription medicines. AstraZeneca PLC's medicines are designed to fight disease in important areas of medical need: cancer, cardiovascular, gastrointestinal, infection, neuroscience and respiratory and inflammation. AstraZeneca's products are available in over 100 countries. For the fiscal year ended December 31, 2005 and calculated in accordance with International Financial Reporting Standards, AstraZeneca PLC had sales of approximately $24.0 billion, profit before tax of approximately $6.7 billion, total assets of approximately $24.8 billion and net assets of approximately $13.7 billion. AstraZeneca PLC currently employs approximately 12,000 people in research and development at 11 research and development centers in seven countries: Sweden, the United Kingdom, the United States, Canada, France, India and Japan. In addition, AstraZeneca PLC employs approximately 14,000 people at 27 manufacturing sites in 19 countries. In total, AstraZeneca PLC employs over 65,000 people worldwide: 58 per cent. in Europe, 28 per cent. in the Americas and 14 per cent. in the rest of the world.

AstraZeneca PLC's ordinary shares and ADSs are registered with the Commission pursuant to Section 12(b) of the Exchange Act. AstraZeneca PLC's ordinary shares are admitted to the Official List of the UKLA and trade on the LSE, which is the principal trading market for the AstraZeneca PLC ordinary shares. AstraZeneca PLC's ADSs, which are represented by ADRs, are quoted on The New York Stock Exchange (symbol: AZN). Each AstraZeneca PLC ADS evidences one AstraZeneca PLC ordinary share.

Relationship between AstraZeneca and CAT

In November 2004, AstraZeneca and CAT entered into a collaboration agreement (the "**Collaboration Agreement**") which was put into place to allow CAT and AstraZeneca an opportunity to build a pipeline of antibody products that could be subsequently brought to market. Under the terms of the Collaboration Agreement, CAT and AstraZeneca jointly undertook the discovery and development of human monoclonal antibodies as drugs, principally in the field of inflammatory diseases. Under the Collaboration Agreement, CAT has the opportunity to co-promote selected products in the United States and AstraZeneca has the option to be included in, and jointly fund, certain of CAT's existing and future discovery programs. Simultaneously with entering into the Collaboration Agreement, AstraZeneca agreed to subscribe for Ordinary Shares and, as at the date of this letter, AstraZeneca is CAT's single largest shareholder, holding approximately 10.2 million Ordinary Shares (or approximately 19.2 per cent. of the Issued Share Capital (as defined below)). On the Announcement Date, AstraZeneca amended its existing Schedule 13D filed with the Commission to reflect the announcement of the Offer, the execution of several agreements between AstraZeneca and CAT relating to the Offer and the delivery of irrevocable undertakings by certain of the directors of CAT to accept the Offer.

Ordinary Shares Held in the United States

Based on an analysis of the beneficial shareholding position of CAT shareholders prepared by the U.K. corporate brokers to CAT as of April 24, 2006 and an analysis of other publicly available information (including CAT's most recent Annual Report on Form 20-F filed with the Commission), AstraZeneca believes that: (i) CAT has approximately 53.2 million Ordinary Shares issued and outstanding (including those evidenced by ADSs) (the "**Issued Share Capital**"); (ii) AstraZeneca is the single largest holder of the Ordinary Shares; (iii) no other person holds 10 per cent. or more of the Issued Share Capital and (iv) U.S. holders own (beneficially or otherwise) approximately 18.8 million Ordinary Shares (including those represented by ADSs).

Based on the foregoing and calculated in accordance with Instruction 2 to Rules 14d-1(c) and (d), AstraZeneca estimates that approximately 43.7 per cent. of the Issued Share Capital is beneficially held in the United States. As a result, AstraZeneca does not expect to rely on either of the exemptions afforded by Rules 14d-1(c) or (d) in connection with the Offer and, as a result, seeks certain relief herein.[1]

Proposed Offer Structure

The Offer will be made by AstraZeneca PLC through AstraZeneca UK Limited (although AstraZeneca intends to retain a dealer-manager registered under the Exchange Act to assist in the conduct of the Offer in the United States) and will consist of all cash, except that a loan note alternative will be made available to non-U.S. shareholders. The Offer will be structured as a single offer made concurrently in the United Kingdom, the United States and certain other jurisdictions where the Offer may be legally extended.

The Offer will be structured to comply with (i) the rules and regulations of the UKLA and the LSE, (ii) the City Code on Takeovers and Mergers (the "**City Code**") of the United Kingdom and (iii) except as otherwise requested, Sections 14(d) and 14(e) of the Exchange Act (including Regulations 14D and 14E promulgated thereunder) and Rule 13e-3 under such Act. AstraZeneca's primary objective in structuring the Offer is to allow for participation by holders of the Ordinary Shares in the United Kingdom and the United States and holders of ADSs, while complying with the generally applicable requirements in those jurisdictions to the greatest extent practicable. The offer document used in connection with the Offer (the "**Offer Document**") will be prepared with a view to complying with the applicable rules and regulations of the UKLA and the LSE and with the City Code and, except as otherwise requested herein, the Exchange Act. The Offer itself will be subject to several other conditions which are generally customary for U.K. offers of this type, including obtaining U.K., European and U.S. antitrust clearance (as the case may be).

The Offer Document will be mailed to all holders of the Ordinary Shares in the United Kingdom and the United States and holders of ADSs within 28 days of the Announcement Date, as required by Rule 30.1 of the City Code. The Offer will remain open for acceptance and withdrawal until the date it becomes or is declared unconditional (the "**Initial Offer Period**"). The Initial Offer Period cannot be less than 20 U.S. business days from the mailing of the Offer Document and can be extended for such additional period or periods as may be determined by AstraZeneca ("**Voluntary Extensions**") and as may be mandated by the provisions of Rule 13e-3 and Regulations 14D and 14E under the Exchange Act (subject to any exemptive relief granted herein) or the City Code ("**Mandatory Extensions**") but not beyond midnight on the 60th calendar day after mailing or such later date as to which The Panel on Takeovers and Mergers (the "**Panel**"), which administers the City Code, may agree.

Subject to compliance with Rule 14e-1(a), once the Offer becomes or has been declared unconditional (i.e., all conditions of the Offer have been satisfied or, where permissible, waived), AstraZeneca will have acquired all Ordinary Shares and all ADSs with respect to which it has received valid acceptances (and which have not been withdrawn) during the Initial Offer Period and will, in accordance with the City Code, pay for all such accepted Ordinary Shares and ADSs within 14 calendar days.

If the Offer becomes or is declared unconditional, the Offer must, in order to comply with the City Code, remain open for acceptances for at least 14 calendar days following the date on which it would otherwise have expired and may remain open for such longer period as AstraZeneca deems appropriate (the "**Subsequent Offering Period**"). All valid acceptances received during the Subsequent Offering Period will be paid for within 14 calendar days of the date of receipt. As

[1] In the Cross Border Release (as defined below), the Commission indicated its willingness to consider requests for relief from certain provisions of the Exchange Act on a case-by-case basis where an offeror could not avail itself of the exemption afforded by Rule 14d-1(d) ("**Tier II**").

permitted by the City Code and in accordance with U.K. market practice, AstraZeneca intends to keep the Subsequent Offering Period open at least until the compulsory acquisition procedures under the Takeovers Directive (Interim Implementation) Regulations 2006 (the "**Interim Regulations**") are completed (which would normally be three months after an offer becomes unconditional). Rule 31.2 of the City Code requires that notice of the termination of the Subsequent Offering Period must be given not less than 14 calendar days prior to such termination. During the Subsequent Offering Period, acceptances (whether received before or during the Subsequent Offering Period) will not be capable of withdrawal.

Holders will be able to withdraw acceptances at any time prior to the specified time on the last day of the Initial Offer Period. If AstraZeneca were to waive a material offer condition within the meaning of Rule 14d-4(d), AstraZeneca would, in the absence of any further exemptive relief granted by the Commission, follow the procedures discussed in Release No. 34-24296 (April 3, 1987) (the "**Waiver Release**") and extend the Initial Offer Period (during which holders are able to withdraw acceptances) for the applicable period of time. However, AstraZeneca may voluntarily extend the Initial Offer Period when it is not required to do so under either the Exchange Act or the applicable rules and regulations thereunder or the City Code. If AstraZeneca were voluntarily to extend the Initial Offer Period, in accordance with U.K. market practice, AstraZeneca may terminate this period before its scheduled expiration date but to accommodate the requirements of the Exchange Act will do so only if the following conditions are met: (i) the Initial Offer Period has been open for at least 20 U.S. business days and (ii) all conditions of the Offer have been satisfied or waived.[2] Termination of the Initial Offer Period in these circumstances eliminates the uncertainty that would otherwise prevail if the Offer were to be treated as if it was still conditional, when in fact it is not, and enables accepting shareholders to receive their Offer consideration at an earlier date. Any such early termination of a Voluntary Extension will occur only after AstraZeneca has given notice of a reduction in the percentage threshold in the acceptance condition as described below.

In accordance with the Commission's interpretation set forth in Section II.B of Release No. 33-7759 (January 24, 2000) (the "**Cross-Border Release**"), the Offer will provide that AstraZeneca will make an announcement five U.S. business days prior to the date on which any reduction in the percentage threshold in the acceptance condition may be effected, stating the percentage to which the acceptance condition may be reduced. Any such announcement will be made through a press release and by placing an advertisement in a newspaper of national circulation in the United States. Any such announcement will advise shareholders to withdraw their acceptances immediately if their willingness to accept the Offer would be affected by a reduction of the acceptance condition. In addition, disclosure regarding the procedure for reducing the acceptance condition will be included in the Offer Document.

We note that the Staff has permitted similar structures to be used in previous U.S. and U.K. cross-border tender offers.[3]

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[2] It is expected that the Offer will be subject to a number of conditions which are normal for an offer of this type; however, there are two conditions to the Offer that may be considered to be material: (i) the Offer will be subject to AstraZeneca receiving a sufficient number of acceptances to own at least 90 per cent. of CAT's entire issued share capital not already owned by it; and (ii) the Offer will be subject to a condition of receipt of favorable responses from the U.K. Office of Fair Trading (the "**OFT**") and, if relevant, the European Commission. The Offer will also lapse if, before it is declared wholly-unconditional, the OFT has referred the Offer to the UK Competition Commission or the European Commission has initiated proceedings under Article 6(1)(c) of Council Regulation (EC) 139/2004 (i.e., the European Commission has commenced a review of the Offer).

[3] *See*, UCB S.A. Offer for Celltech Group plc (available May 19, 2004) and RWE Aktiengesellschaft Offer for Innogy Holdings plc (available March 22, 2002).

Offer of Loan Notes

CAT shareholders (other than U.S. shareholders and certain other overseas shareholders) who validly accept the Offer will be able to elect to receive Loan Notes instead of some or all of the cash to which they would otherwise become entitled under the terms of the Offer. Loan Notes provide certain tax advantages to U.K. taxpayers. Such tax advantages are not available to U.S. taxpayers, and Loan Notes will not be available to shareholders in the United States.

AstraZeneca does not propose to register the offering of Loan Notes under the Securities Act, but, rather, intends to rely on Rule 903 of Regulation S under the Securities Act. Shareholders electing to receive Loan Notes will be required to certify that they are not U.S. persons (as defined in Regulation S) and are not located in the United States. The Loan Notes will not be listed on any U.S. national securities exchange or quoted on NASDAQ and will be subject to transfer restrictions.

The Commission has previously granted relief from Rule 14d-10 in circumstances where a particular offer, although not in compliance with these provisions, would not violate the public policy of prohibiting discriminatory offers that disfavor certain security holders. In the context of the Offer, AstraZeneca believes that offering Loan Notes in the manner described above would not discriminate against or disfavor U.S. shareholders and notes that the Commission would permit the Loan Notes to be offered in the context of an offer availing itself of the Tier II exemption. AstraZeneca believes that despite the unavailability of Tier II in the context of the Offer, the relief it seeks in this letter with respect to the ability to offer Loan Notes in the Offer as described above is consistent with relief that has been granted in prior no-action letters.[4]

The Initial Offer Period and Prompt Payment Thereunder

Rule 14e-1(c) under the Exchange Act requires that the consideration offered in a tender or exchange offer be paid "promptly" after the termination of such offer.

Following completion of the Initial Offer Period, payment would be made in accordance with the City Code in the United Kingdom, the home jurisdiction of CAT. Under the City Code, AstraZeneca is required to pay the consideration for securities tendered within 14 calendar days of the close of the Initial Offer Period. In cases where the Offer was terminated or withdrawn, under the City Code, AstraZeneca would also be required to return Ordinary Shares and ADSs tendered into the Offer within 14 calendar days of the notice of termination or withdrawal. The 14 calendar day payment period is the maximum permitted by the City Code and is well settled market practice in the United Kingdom. Certainly, each of the participants in the series of events that results in the payment of consideration, namely the U.K. registrars and the settlement systems, operate on that basis and any change to that period may be considerably disruptive to the U.K. marketplace.

The Tier II exemption under Rule 14d-1(d) provides an exemption from the requirements of Rule 14e-1(c) where payment is made in accordance with the requirements of the home jurisdiction law or practice. Prior to the effective date of the Tier II exemption, the staff confirmed in a number of no-action letters that payment for, or return of, tendered securities in accordance with local law and customary local tender offer practice would satisfy the requirements of Rule 14e-1(c), particularly in the United Kingdom.[5] Subsequent to the adoption of the Tier II exemption, the staff has also provided relief from the requirements of Rule 14e-1(c) in respect of a number of transactions that

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4 *See, e.g.*, Madison Dearborn Partners, LLC (available July 5, 2002).

5 *See, e.g.*, Finalream Limited (available December 29, 1999); Anglo American plc (available November 10, 1999); Lighthouse Holdings, Inc. (available March 30, 1999); and Adecco SA (available February 4, 1999). While we believe these letters illustrate the nature of the relief the SEC has previously granted, we do acknowledge that such letters were not given in the United Kingdom in the context where the exemption afforded by Tier II was unavailable.

either did not satisfy the requirements of the Tier II exemption or where the availability of the Tier II exemption could not be ascertained.[6]

AstraZeneca considers that in the context of the Offer the payment for, and return of, any Ordinary Shares and ADSs pursuant to the City Code and in accordance with well settled market practice will occur "promptly" within the meaning of Rule 14e-1(c) and believes that the relief herein is consistent with previous no-action letters furnished by the staff.[7]

The Timing of the Subsequent Offering Period and Prompt Payment Thereunder

Pursuant to Rule 14d-11 under the Exchange Act, offerors may elect to provide a Subsequent Offering Period of from three U.S. business days to 20 U.S. business days during which tenders will be accepted, if certain conditions are satisfied, but during which withdrawal rights will not apply.

As indicated above, in the United Kingdom, transactions are usually structured so as to keep the Subsequent Offering Period open for a period longer than the mandatory 14 calendar days under the City Code, and longer than the 20 U.S. business days provided for under Rule 14d-11, often indefinitely, or at least until the compulsory acquisition procedures are completed (required to be within a period of six weeks from the date the procedure started) so as to receive acceptances of 90 per cent. of the target company's outstanding shares and allow employees whose options vest on a change of control (usually when an offer is unconditional) to participate in the offer. Sometimes an offeror announces that the Subsequent Offering Period will be held open until further notice. In these circumstances, under the City Code, the offeror must give 14 calendar days' notice prior to closing the Subsequent Offering Period.

AstraZeneca's goal is the acquisition of 100 per cent. ownership of CAT. In a typical tender offer for a U.S. company, 100 per cent. ownership can be achieved through a second-step merger once a majority (or sometimes two-thirds) of the target company's stock is acquired in the tender offer. However, in a tender offer for a U.K. company, 100 per cent. ownership can be achieved through compulsory acquisition procedures only if, broadly, at least 90 per cent. of the target company's outstanding shares are acquired. Accordingly, for AstraZeneca's goal of 100 per cent. ownership to be achieved, 90 per cent. of the Ordinary Shares (including those represented by ADSs), excluding the Ordinary Shares held by AstraZeneca, must be accepted in the Offer or be acquired in compliance with the Interim Regulations by or on behalf of AstraZeneca while the Offer is open for acceptance.

The expectation is that additional acceptances in the Subsequent Offering Period will cause the 90 per cent. threshold to be reached and that the Subsequent Offering Period will be extended as permitted by the City Code to achieve the 100 per cent. goal. Provided the 90 per cent. threshold is reached while an offer remains open for acceptance or within three months after the close of the offer,[8] an offeror is then entitled to acquire the target company's remaining shares on the same terms as the offer pursuant to the compulsory acquisition provisions in the Interim Regulations.

AstraZeneca thus seeks permission to allow the Subsequent Offering Period to remain open for up to three months following the Offer being declared unconditional in all respects. We believe that the three month time period[9] is consistent with well established market practice in the United

[6] *See, e.g.*, Nordic Telephone Company Aps (available January 3, 2006); Harmony Gold Mining Company (available November 19, 2004); and Madison Dearborn Partners, LLC (available July 5, 2002).

[7] *Id.*

[8] Under the City Code and English law, once an offer has become unconditional in all respects there is no limit to the time the offer may remain open for acceptances prior to being closed by the bidder.

[9] For the avoidance of doubt, the three month period requested herein is inclusive of the six week maximum period permitted under the Interim Regulations.

Kingdom and allows AstraZeneca to have the flexibility needed to move from the percentage which it may believe appropriate to waive the minimum acceptance condition and the 90 per cent. threshold to commence the compulsory acquisition period.[10]

In addition, AstraZeneca requests permission to pay for the Ordinary Shares and ADRs tendered in accordance with the rules of the City Code. We do not believe that this request represents a material departure from the requirements of the Exchange Act, as we understand that all Ordinary Shares and ADSs with respect to which acceptances have been received during the Subsequent Offering Period will, as a matter of English contract law, be acquired immediately upon receipt of the acceptances (i.e., ownership will pass to AstraZeneca on receipt of the acceptance) and paid for within 14 calendar days (as required by Rule 31.8 of the City Code).[11] We believe the relief requested from Rules 14d-11, (c) and (e) is consistent with relief the Staff has afforded to bidders in similar circumstances in the past.[12]

Purchases Outside the Offer

In the United Kingdom, purchases of a target's securities by a bidder or a person acting for the account or benefit of the bidder outside an offer are permitted, subject to certain limitations, and such purchases are common in connection with offers for U.K. companies. Under the City Code, AstraZeneca and its advisers and brokers are permitted to purchase Ordinary Shares in the open market or otherwise prior to and during the conduct of, but outside, the Offer, subject to certain limitations, including as to price (as described below).

Subject to certain exceptions, Rule 14e-5 prohibits a covered person from directly or indirectly purchasing or arranging to purchase any securities to be acquired in a tender offer for equity securities or any securities immediately convertible into, exchangeable for or exercisable for such securities, except as part of the tender offer. This prohibition applies from the time the offer is publicly announced until it expires. Rule 14e-5 defines a covered person as (i) the offeror and its affiliates, (ii) the offeror's dealer-managers and any of their respective affiliates, (iii) any advisers to the parties described in (i) and (ii) above whose compensation is dependent on the completion of the offer and (iv) any person acting in concert either directly or indirectly with any of the foregoing in connection with any purchase or arrangement to purchase any subject securities or any related securities. Purchases of Ordinary Shares by AstraZeneca or other covered persons acting for the account or benefit of AstraZeneca outside the Offer would not fall within any of the excepted activities specifically outlined in Rule 14e-5. Accordingly, in the absence of exemptive relief, such purchases would be prohibited after the public announcement of the Offer.

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[10] Although the goal in a typical offer for a U.K. company is to receive tenders of at least 90 per cent. of a target's shares, in most cases it is not possible to achieve that result without first reducing the acceptance condition (i.e., 90 per cent. of the target company's shares) and declaring the offer unconditional as to acceptances, in part because certain institutional investors in the United Kingdom are precluded from tendering until after an offer has become unconditional as to acceptances and in part because there is limited incentive to tender during such initial offer period since there will inevitably be a Subsequent Offering Period.

[11] We believe that payments made within 14 calendar days, in accordance with the City Code and well settled market practice, satisfy the prompt payment requirements of the Exchange Act (*see*, *supra* footnote 5 and accompanying text and *infra* footnote 12).

[12] *See*, Harmony Gold Mining Company (available November 19, 2004). *See, also* UCB S.A. Offer for Celltech Group plc (available May 19, 2004); SERENA Software, Inc. Offer for Merant plc (available April 13, 2004); Celltech Group plc Offer for Oxford GlycoSciences Plc (available March 3, 2002); RWE Aktiengesellschaft Offer for Innogy Holdings plc (available March 22, 2002); Schlumberger Limited Offer for Sema plc (available July 2, 2001); Amerada Hess Corporation Offer for LASMO plc (available December 13, 2000); and Air Products and Chemicals, Inc. and L'Air Liquide, S.A. Offer for BOC Group plc (available March 10, 2000). While we believe these letters illustrate the nature of the relief the SEC has previously granted, we do acknowledge that such letters were not given in the United Kingdom in the context where the exemption afforded by Tier II was unavailable.

The Commission has enumerated certain factors that it considers important in ruling on a Rule 14e-5 exemption request, including (i) the degree of ownership of the target by U.S. holders, (ii) whether the offer will be made to U.S. holders on an equal basis to non-U.S. holders, (iii) whether the consideration will be cash or securities, (iv) the nature of the foreign regulation to which the offer is subject and (v) whether the principal trading market for the target's securities is outside the United States.

In the context of the Offer, we believe that (i) despite the Tier II exemption not being available, the level of U.S. shareholdings is not inconsistent with levels noted in prior letters requesting relief from Rule 14e-5,[13] (ii) the Offer is for all of the outstanding Ordinary Shares and ADSs, (iii) the Offer will be made on the same basis to U.S and non-U.S. holders of Ordinary Shares and ADSs, (iv) the consideration will consist of entirely cash (except for Loan Notes which may be offered solely to CAT shareholders outside of the United States), (v) the Panel will have primary regulatory authority over the Offer and it will be fully regulated under the City Code and (vi) the principal trading market of CAT is outside the United States on the LSE.

In addition, Rules 6.1 and 6.2 of the City Code provide protections similar to those provided by Rule 14e-5, making exemptive relief appropriate in the circumstances of the Offer, by requiring that the Offer price be increased to the level of any higher purchase price outside the Offer. In addition, under Rule 8.1 of the City Code any purchases outside the Offer by any party to the transaction (including the offeror and any adviser, broker or other financial institution acting as its agent) are required to be disclosed on a next-day basis to a Regulatory Information Service, as set out in Appendix 3 to the U.K. Financial Services Authority Listing Rules, and the Panel. Disclosures of these purchases attract significant publicity by their very nature and they are disseminated on dealers' trading screens throughout the London market.

In the context of the Offer, we believe the relief requested under Rule 14e-5 is consistent with relief the Staff has afforded to bidders in similar circumstances in the past.[14]

Please note that, in our view, there are serious doubts as to whether the jurisdictional predicate for the application of the Exchange Act, namely that there be a purchase of a security "by use of the mails or by any means or instrumentality of interstate commerce or of any facility of a national securities exchange", would be satisfied if AstraZeneca, or financial institutions acting on its behalf, made purchases of, or arrangements to purchase, Ordinary Shares outside the United States. We nonetheless apply, on behalf of such persons, for exemptive relief for such purchases from the provisions of Rule 14e-5, on the conditions set forth below. We have been requested by AstraZeneca to emphasize that this letter does not reflect an admission that Rule 14e-5 would apply to such purchases of Ordinary Shares outside the United States in the absence of such exemptive relief.

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[13] The level of U.S. shareholding (beneficial or otherwise) in CAT, not adjusted in accordance with the instructions to Tier II, is believed to be approximately 35.3 per cent. *See, e.g.*, In the Matter of Trinity Acquisition's Offer to Purchase the Ordinary Shares and American Depositary Shares of Willis Corroon Group plc (SEC File No. 5-51615) dated July 22, 1998.

[14] *See, e.g.,* In the Matter of Trinity Acquisition's Offer to Purchase the Ordinary Shares and American Depositary Shares of Willis Corroon Group plc (SEC File No. 5-51615) dated July 22, 1998; *see, also* United Technologies Corporation for Kidde plc (available December 15, 2004); UCB S.A. Offer for Celltech Group plc (available May 19, 2004); Songbird Acquisition Limited Offer for Canary Wharf (available April 22, 2004); BLB Investors, LLC Offer for Wembley plc (available March 31, 2004); Twins Acquisition, Inc. Offer for IDS Group plc (available June 25, 2003); Celltech Group plc Offer for Oxford GlycoSciences Plc (available March 3, 2002); RWE Aktiengesellschaft Offer for Innogy Holdings plc (available March 22, 2002); Vinci Offer for TBI plc (available August 23, 2001); Schlumberger Limited Offer for Sema plc (available February 15, 2001); St David Capital plc Offer for Hyder plc (available August 1, 2000); WPD Limited Offer for Hyder plc (available May 31, 2000); St David Capital plc Offer for Hyder plc (available April 17, 2000); and BP Amoco p.l.c. Offer for Burmah Castrol Plc (available March 13, 2000).

Irrevocable Undertakings

In addition to the irrevocable undertakings that have been delivered by certain directors of CAT previously, certain large institutional shareholders outside of the United States may be asked, as is typical in U.K. takeovers, to undertake irrevocably to accept the Offer in respect of their holdings of Ordinary Shares. No additional compensation will be paid to these shareholders and they will receive their offer consideration at the same time as the other CAT shareholders that accept the Offer.

Under English law, an irrevocable undertaking is an agreement of a shareholder to accept an offer when made and, in some cases, not to accept a competing offer during the pendency of the first offer. An irrevocable undertaking is not treated by the City Code as a purchase, and the City Code permits bidders to enter into irrevocable undertakings at any time, subject to certain limitations. We note for emphasis that any Ordinary Shares subject to an irrevocable undertaking would be purchased in the Offer, and consequently, count towards satisfying the minimum acceptance condition under the City Code. Acceptance of the Offer in respect of Ordinary Shares which are the subject of irrevocable undertakings represent tenders subject to both the terms and conditions of the Offer and the City Code. Accordingly, we are not requesting exemptive relief from Rule 14e-5 with respect to such shareholders entering into irrevocable undertakings.[15]

Requested Exemptive Relief and Confirmation

Based on the foregoing, we respectfully request that the Commission grant exemptive relief from (i) Rule 14d-11, so as to permit AstraZeneca, under the circumstances described herein, to keep the Subsequent Offering Period open for a period of up to three months from the date the Offer is declared unconditional in all respects, (ii) Rules 14d-11(c) and (e) to permit AstraZeneca to pay for and return Ordinary Shares and ADSs tendered during the Subsequent Offering Period in accordance with the City Code, (iii) Rule 14d-10(a)(2) to permit AstraZeneca to issue Loan Notes to CAT shareholders as described herein and (iv) Rule 14e-5 in order to permit purchases of Ordinary Shares outside the Offer by AstraZeneca and any adviser, broker or other financial institution acting as its agent (the "**Prospective Purchasers**") that would otherwise be prohibited by Rule 14e-5, subject to the following conditions:

(a) no purchases or arrangements to purchase Ordinary Shares, otherwise than pursuant to the Offer, will be made in the United States;

(b) disclosure of the possibility of such purchases by the Prospective Purchasers, otherwise than pursuant to the Offer, will be included prominently in the Offer Document;

(c) the Prospective Purchasers shall disclose in the United States information regarding such purchases to the extent such information is made public in the United Kingdom pursuant to the City Code;

(d) the Prospective Purchasers shall comply with any applicable rules in the United Kingdom, including the City Code and the rules and regulations of the UKLA and the LSE;

(e) upon request of the Division of Market Regulation (the "**Division**"), the Prospective Purchasers shall disclose to it a daily time-sequenced schedule of all purchases of Ordinary Shares made by any of them during the Offer, on a transaction-by-transaction basis, including: (i) a description of the size, broker (if any), time of execution and purchase price;

[15] *See, e.g.*, United Technologies Corporation for Kidde plc (available December 15, 2004); UCB S.A. Offer for Celltech Group plc (available May 19, 2004); Celltech Group plc Offer for Oxford GlycoSciences Plc (available March 3, 2003); RWE Aktiengesellschaft Offer for Innogy Holdings plc (available March 22, 2002); Vinci Offer for TBI plc (available August 23, 2001); St. David Capital plc Offer for Hyder plc (available August 1, 2000); and WPD Limited Offer for Hyder plc (available May 31, 2000).

and (ii) if not executed on the LSE, the exchange, quotation system or other facility through which the purchase occurred;

(f) upon request of the Division, the Prospective Purchasers shall transmit the information specified in clauses (e)(i) and (e)(ii) above to the Division at its offices in Washington, D.C. within 30 days of its request;

(g) the Prospective Purchasers shall retain all documents and other information required to be maintained pursuant to this exemption for a period of not less than two years from the date of the termination of the Offer;

(h) representatives of the Prospective Purchasers shall be made available (in person at the offices of the Division in Washington, D.C. or by telephone) to respond to enquiries of the Division relating to such records; and

(i) except as otherwise exempted herein, the Prospective Purchasers shall comply with Rule 14e-5.

In addition, we respectfully request that the staff of the Division of Corporation Finance confirm that it will not recommend that the Commission take enforcement action against AstraZeneca: (i) under 14e-1(c) if AstraZeneca pays for or returns tendered Ordinary Shares or ADSs during the Initial Offer Period and Subsequent Offering Period in accordance with the City Code; and (ii) under Rule 14d-4(d), if AstraZeneca terminates the Initial Offer Period and thereby terminates withdrawal rights before the scheduled expiration of any voluntary extension of the Initial Offer Period, so long as the following conditions are met: (a) the Initial Offer Period has been open for at least 20 U.S. business days and (b) all conditions of the Offer have been satisfied or waived.

Finally, we note the existence of the Memorandum of Understanding on Exchange of Information between the Commission and the U.K. Department of Trade and Industry in Matters Relating to Securities and the U.S. Commodity Futures Trading Commission and the U.K. Department of Trade and Industry in Matters Relating to Futures dated September 25, 1991.

Conclusion

On behalf of AstraZeneca, we respectfully request that the Commission issue the requested exemptive relief and confirmation as soon as practicable. If you require any further information or have any questions, please contact the undersigned at 011 44 20 7456 3223 or via e-mail at tom.shropshire@linklaters.com.

Yours sincerely,

Thomas B. Shropshire, Jr.

cc: Paul Dudek, *Chief, Office of International Corporate Finance, Securities and Exchange Commission*

Liam McIlveen, *AstraZeneca PLC*